■ SIT INVESTMENT ASSOCIATES, INC. ■

INVESTMENT OUTLOOK & STRATEGY

JULY 11, 2011

EXECUTIVE SUMMARY

For the second month in a row, domestic equity markets were down with the S&P 500 losing -1.7 percent in June. Similarly, the technology-laden NASDAQ Index declined -2.2 percent for the month. In fixed income markets, municipal issues gained slightly in June, while taxable bonds declined. For the second quarter, both fixed income markets turned in very solid returns. Turning to the U.S. economy, the final estimate of first quarter 2011 U.S. real GDP growth was revised up slightly to +1.9 percent from the previous estimate of +1.8 percent. We believe that the current economic soft patch will be contained and we expect economic growth to rebound to a healthier, although still subdued, pace in the second half of 2011. In taxable fixed income portfolios, our strategies continue to emphasize maintaining a yield advantage relative to the benchmark, while underweighting U.S. Treasury bonds and overweighting securities that minimize (or benefit from) the negative effects of rising interest rates. Our investment strategy in municipal portfolios remains focused on income, which is the primary source of return over longer periods of time. We have tilted equity holdings slightly more defensively in the current period of economic and fiscal policy uncertainty. Sit Investment Associates' domestic equity holdings continue to be positioned with emphasis on the traditional growth sector of technology, along with the producer manufacturing and energy services sectors.

CURRENT CONDITIONS: ECONOMIC SOFT PATCH

For the second month in a row, domestic equity markets declined with the S&P 500 losing -1.7 percent in June. Similarly, the technology-laden NASDAQ Index declined -2.2 percent for the month. Medium and small capitalization issues underperformed their large cap counterparts in June and for the second quarter, but still hold a slight lead on a year-to-date basis.

TOTAL RETURNS TO 06/30/11	1 Mo.	3 Mos.	6 Mos.	12 Mos.
LARGE CAP				
S&P 500 Index	-1.7%	0.1%	6.0%	30.7%
Dow Jones Ind'l Avg.	-1.1	1.4	8.6	30.4
Russell 1000 Index	-1.7	0.1	6.4	31.9
SMALL/MEDIUM CAP				
NASDAQ OTC Comp.*	-2.2	-0.3	4.5	31.5
S&P MidCap Index	-2.0	-0.7	8.6	39.4
Russell 2000 Index	-2.3	-1.6	6.2	37.4
FIXED INCOME				
Barclays Capital Agg. Index	-0.3	2.3	2.7	3.9
Barclays Capital Muni Bond Index.	0.3	3.9	4.4	3.5

*price only

In fixed income markets, municipal issues gained slightly in June, while taxable bonds declined. For the second quarter, both fixed income markets turned in solid positive returns. The table above displays major benchmark returns and additional detail is provided in Exhibit A.

The favorable cycle for growth stocks remains solidly intact, as large, medium, and small capitalization growth stocks all outperformed their value counterparts in June and have outperformed across all time periods shown in the following table. Exhibit B shows graphically the current outperformance cycle of growth stocks.

GROWTH AND VALUE STOCK TOTAL RETURNS TO 06/30/11	1 Mo.	3 Mos.	6 Mos.	12 Mos.
LARGE CAP				
Russell 1000 Growth	-1.4%	0.8%	6.8%	35.0%
Russell 1000 Value	-2.1	-0.5	5.9	28.9
MID CAP				
Russell Midcap Growth	-1.6	1.6	9.6	43.2
Russell Midcap Value	-2.6	-0.7	6.7	34.3
SMALL CAP				
Russell 2000 Growth	-2.1	-0.6	8.6	43.5
Russell 2000 Value	-2.5	-2.6	3.8	31.4

The financial characteristics of stocks that outperformed in June were defensive in nature and reflected the shift that has been occurring over the last few months towards high quality companies. Specifically, stocks with lower earnings growth, lower beta, larger market cap, lower price-earnings multiples, and

higher dividend yields performed best. The details of internal stock market dynamics are shown in Exhibit C.

Regarding industry sector performance, using the broad Russell 3000 Index as the basis, 12 out of 18 groups outperformed in June. These 12 groups had a combined index weight of 60.0 percent, up from 42.3 percent in May when 10 out of 18 groups outperformed. Year to date, the best performing sectors included: health services, consumer services, health technology, energy minerals, and industrial services, as Exhibit D displays. There have been significant shifts in year-to-date industry performance compared to calendar 2010 with defensive groups tending to do better and cyclicals worse. Those gaining momentum included health technology, health services, and utilities while those losing strength were non-energy minerals, consumer durables, and transportation.

With respect to international equity markets, calculated in U.S. dollar terms, the U.S. ranked 12th out of 33 countries for the first six months of the year, and the same as at the end of March. On a regional basis, Western Europe continued to be the only area with a positive return for the first half of the year. Not surprisingly, four of the top five performing markets were Western European countries, including France and Germany as shown in Exhibit E.

Turning to the U.S. economy, the final estimate of first quarter U.S. real GDP growth was revised up slightly to +1.9 percent from the previous estimate of +1.8 percent. Downward revisions to nonresidential fixed investment and government were offset by upward adjustments to the change in business inventories and net exports. The net change as a result of these adjustments added $2.4 billion to real GDP. The adjacent table displays dollar changes in the major components of real GDP over the past four quarters. Year-over-year changes in real GDP components are shown in Exhibit F, and illustrate a gradual deceleration in growth from the third quarter of 2010 to the present.

DOLLARS (BIL) OF REAL GDP CHANGE

	2Q10 Final	3Q10 Final	4Q10 Final	1Q11 Final
Personal Con. Expenditures	$50.3	$54.9	$92.3	$50.4
Nonresid. Fixed Invs.	52.7	32.7	25.9	7.1
Residential Invs.	19.4	-26.8	2.6	-1.6
Inventory Change	24.7	52.6	-105.2	39.5
Net Exports	-110.6	-56.0	107.3	5.2
Government	24.7	24.7	-10.8	-38.0
Residual	-5.1	1.5	-9.9	1.0
Total	$56.1	$83.6	$102.2	$63.6
% Change in Real GDP (ann.)	1.7%	2.6%	3.1%	1.9%
% Change in Real Final Sales (ann.)	0.9%	0.9%	6.7%	0.6%
% Change in GDP Deflator (ann.)	2.0%	2.0%	0.3%	2.0%

Our view that the current economic recovery will continue at a positive, but subpar, pace is unchanged. We regard the recent spate of weaker economic data as a temporary soft patch. Some of the weakness can be explained by unusual and transitory factors such as the supply disruption in Japan that was caused by the earthquake, while some is simply part of the "two steps

forward, one step back" scenario that characterizes this weaker-than-normal recovery.

Despite the recent economic weakness, there are reasons to be confident that this is, indeed, primarily a soft patch in the recovery. One reason is that gasoline prices have fallen quite sharply since the beginning of May, at a time when they typically increase for seasonal reasons. As a result, the headwind that the rise in energy prices created for consumers through the first half of the year appears likely to become a tailwind in the second half of the year.

**CONSUMER INCOME AND SPENDING
YEAR-OVER-YEAR PERCENT CHANGE**

		Nominal			Real
		Personal Income	Disposable Personal Income	Consumption Expenditures	Consumption Expenditures
2009	Dec.	0.4%	3.2%	3.2%	0.8%
2010	Mar.	2.8	3.5	4.0	1.5
	June	2.9	2.7	3.3	1.9
	Sept.	3.6	3.4	3.7	2.3
	Dec.	3.6	3.2	3.8	2.6
2011	Jan.	4.5	3.6	4.0	2.8
	Feb.	4.8	3.8	4.4	2.7
	Mar.	4.8	3.8	4.5	2.6
	Apr.	4.4	3.3	4.8	2.5
	May	4.2	3.1	4.7	2.1

Additionally, the pace of consumer deleveraging is beginning to slow. In particular, the ratio of consumer credit-to-GDP, which peaked around 25 percent, has now returned to the levels of the mid-1990s closer to 20 percent. The combination of lower energy prices and slower deleveraging should increase disposable income and accelerate real consumer spending from the slowing year-over-year pace shown in the table above.

**U.S. REAL PERSONAL CONSUMPTION
EXPENDITURE PROJECTIONS**

	Case 1 Index (+0.0%)	Annual. Qtrly Change	Case 2 Index (+0.2%)	Annual. Qtrly Change
Sept. Proj.	9478.50	-0.2%	9554.56	2.0%
Aug. Proj.	9478.50		9535.48	
July Proj.	9478.50		9516.45	
June Proj.	9478.50	0.4%	9497.46	0.7%
May 2011	9478.50		9478.50	
April 2011	9490.60		9490.60	
March 2011	9496.60	2.2%	9496.60	2.2%
February 2011	9479.50		9479.50	
January 2011	9443.90		9443.90	
December. 2010	9439.30	4.0%	9439.30	4.0%
November 2010	9426.60		9426.60	
October 2010	9402.80		9402.80	
September 2010	9355.40	2.4%	9355.40	2.4%
August 2010	9333.90		9333.90	
July 2010	9302.60		9302.60	
June 2010	9289.30	2.2%	9289.30	2.2%
May 2010	9280.50		9280.50	

In the latest month for which data is available, May real personal consumption expenditures (PCE) declined -0.1 percent, following a similar decrease in April. As a result even with a stronger monthly result in June, the second quarter annualized PCE figure will be quite weak. As shown in the

table above, if the monthly figure for June PCE is flat, the annualized quarterly change for the second quarter would be +0.4 percent. Even if PCE were to increase at +0.2 percent in June, well ahead of the rate for April and May, this would result in annualized quarterly growth of only +0.7 percent for the second quarter.

In terms of detail, one of the largest detractors from May real PCE was the durable goods component, which declined -1.7 percent. The decrease within durable goods was most strongly influenced by a roughly $20 billion drop in PCE for new motor vehicles. Given that this resulted from the supply chain disruption caused by the earthquake in Japan, the expectation was for motor vehicle sales to begin to rebound in June. However, this did not occur as domestically produced motor vehicle sales actually declined from the May reading of +9.2 million units to +8.7 million in June and posted the worst reading since last August. As a result, we expect the June PCE figure to be tepid at best.

The latest nonfarm payroll report, released on July 8th, was also disappointing and further confirms the likelihood of rather weak economic growth for the second quarter of the year. Only 18,000 jobs were added in June compared with the expectation for 100,000. April and May data were also revised down by a combined 44,000 jobs. Additionally, the unemployment rate rose to 9.2 percent, the third consecutive monthly increase.

Inflation, as measured by the headline Consumer Price Index for All Urban Consumers (CPI), increased +0.2 percent in May compared with the consensus estimate for a +0.1 percent increase. Much of year-over-year increase can be attributed to the rise in energy prices and can be reasonably described as transitory in nature. Core CPI, which excludes the more volatile food and energy components, rose +0.3 percent for the month versus the expectation of +0.2 percent. This is the largest one month gain in the core CPI, since June 2008. Much of the increase was driven by the housing component of core CPI, particularly in the south and west regions of the country that were hardest hit by the real estate bubble. As those areas begin to recover, it creates upward pressure on rent and owners' equivalent rent (a proxy for home prices). Although the absolute level of core CPI is still well within a tolerable range, we think it does warrant more careful monitoring. Inflation trends are shown in the table below and in Exhibit G.

U.S. CPI TRENDS – PERCENT CHANGE

CPI for All Urban Consumers (not seasonally adjusted)

	All Items			Core
	3 Months	6 Months	Year-Over	Year-Over
Period	Ann.	Ann.	Year	Year
December 2008	-15.6%	-7.8%	0.1%	1.8%
March 2009	6.7	4.8	4.0	2.4
June 2009	9.9	8.4	5.0	2.4
September 2009	-0.1	4.9	4.9	2.5
December 2009	-15.6	-7.8	0.1	1.8
March 2010	4.7	-5.6	-0.4	1.8
June 2010	5.6	5.2	-1.4	1.7
September 2010	0.5	3.1	-1.3	1.5
December 2010	0.0	0.2	2.7	1.8
January 2011	0.9	1.2	2.6	1.6
February 2011	0.8	0.8	2.1	1.3
March 2011	3.1	1.5	2.3	1.1
April 2011	2.4	1.7	2.2	0.9
May 2011	2.7	1.7	2.0	0.9

The Federal Reserve's U.S. trade-weighted major currencies dollar index decreased -0.1 percent in June from the level in May, and has depreciated -12.1 percent on a year-over-year basis. The dollar has been declining for most of this year and is now at a new low as measured by the above-referenced index. However, despite the fiscal and economic difficulties that the U.S. faces, relative to most of the rest of the world the environment is more attractive here. As a result, we would not be surprised to see a rally in the dollar over the near to intermediate term, particularly if U.S. economic growth reaccelerates as expected in the second half of the year.

In summary, we believe that the current economic soft patch will be contained and is an appropriate description of the current environment. We expect economic growth to rebound to a healthier, although still subpar, pace in the second half of 2011. As a result of the current economic softness, we have reduced our estimate for second quarter real GDP growth to +1.5 percent from +2.0 percent. Our quarterly estimates for GDP result in an annual rate of real GDP growth of +2.4 percent for 2011. The details of our key economic assumptions are provided in Exhibit H.

MONETARY POLICY AND FIXED INCOME STRATEGY: BEGINNING TO POSITION FOR RISING RATES

Interest rates declined during the second quarter and the yield curve steepened. Specifically, the 2-year maturity U.S. Treasury note yield decreased to 0.46 percent, approximately -36 basis points lower than where it began, while the 30-year U.S. Treasury bond yield decreased to 4.37 percent, approximately -14 basis points lower than where it began.

TOTAL RETURNS TO 06/30/11

	1 Mo.	3 Mos.	6 Mos.	12 Mos.
BARCLAYS CAP INDEX				
AGGREGATE	-0.3%	2.3%	2.7%	3.9%
Treasury	-0.3	2.4	2.2	2.2
Agency	-0.1	1.6	1.9	2.7
Corporate	-0.9	2.3	3.2	6.3
CMBS	-1.0	1.6	3.7	11.4
Asset-Backed	0.0	1.8	2.4	3.4
Mortgage Pass-Through	0.1	2.3	2.9	3.8
5-Year Treasury	0.0	3.3	3.3	3.8

The Barclays Capital Aggregate Bond Index produced a positive return during the quarter of +2.3 percent. Returns from most underlying sectors were roughly equivalent. The U.S. Treasury outperformed modestly, benefitting from the flight to quality that resulted from spreading concern of a potential euro area sovereign debt default. Returns from the corporate sector were approximately equal to those of the broader benchmark, as strong price returns in conjunction with declining Treasury yields were partially mitigated by growing concern over the pace of economic growth. Returns from the mortgage-backed sector were also approximately equal to those of the benchmark, as prices of U.S. Government agency-backed mortgages were also positively impacted by the flight to quality. The asset-backed securities sector lagged modestly, primarily due to its shorter duration.

While conditions in the U.S. economy continued to show signs of progress, the pace of the improvement during the quarter did not meet previous expectations. The deteriorating fiscal situation in

Europe and a spike in gasoline prices, combined with earthquake/tsunami-related supply chain disruptions, all served to lower investor confidence and slow the growth in payrolls. The political stalemate surrounding the federal debt ceiling has also negatively impacted financial markets, as a potential default of U.S. Government debt by early August is possible under current legislation. Ultimately, we believe a federal budget compromise combined with slow, steady growth in employment and a gradual recovery in housing will result in a resumption of above-average economic growth and renewed inflation fears. As such, our strategies continue to emphasize maintaining a yield advantage relative to the benchmark, while underweighting U.S. Treasury bonds and overweighting securities that minimize (or benefit from) the negative effects of rising interest rates. Our forecasts for U.S. Treasury interest rates are detailed in Exhibit I.

Tax-exempt yields also saw a steady but significant decline during the second quarter. The tax-exempt yield curve flattened, as yields on the shortest maturity bonds had little room to decline further and yields on longer maturities declined further. The trend in yields was reflected in the Bond Buyer 40-Bond Index, which decreased 50 basis points during the quarter to yield 5.21 percent at the end of June. The Bond Buyer Index yield reached a year-to-date low of 5.15 percent in late June, a level not seen since early November 2010. These levels also compare to a beginning of the year yield of 5.51 percent and calendar year-to-date high of 5.95 percent, reached on January 18, 2011.

TOTAL RETURNS TO 06/30/11

BARCLAYS CAP. INDEX	1 Mo.	3 Mos.	6 Mos.	12 Mos.
MUNICIPAL	0.3%	3.9%	4.4%	3.5%
5-Year Municipal	0.2	2.7	3.4	4.3
Long (22+ years)	0.8	6.5	5.9	2.5
Revenue	0.5	4.4	4.6	3.5
Electric	0.2	3.8	4.3	3.6
Hospital	1.3	5.4	4.7	3.4
Housing	0.0	3.3	4.3	4.0
IDR/PCR	2.5	5.7	5.6	4.3
Transportation	0.4	4.7	4.7	3.3
Education	0.1	4.1	4.7	3.2
Water/Sewer	0.1	3.8	4.6	3.5
Resource Recovery	0.0	2.9	3.9	4.2
Leasing	0.2	3.7	4.1	3.5
Special Tax	0.3	4.0	4.3	3.4
General Obligation	0.1	3.6	4.7	4.0
Prerefunded	0.0	1.3	2.1	2.3
Insured	0.2	4.0	4.5	3.0
Muni AAA	0.0	2.7	3.7	3.4
Muni AA	0.2	3.6	4.3	3.3
Muni A	0.4	4.6	5.2	4.0
Muni Baa	1.9	5.6	4.6	3.1

Record low supply, combined with demand from reinvestment, helped tax-exempts erase price losses from the last two months of 2010. Those losses were exacerbated by the flood of federally-subsidized Build America Bonds (BABs) prior to that program's expiration at year end, as well as by fears of increased municipal defaults. As we anticipated, without the renewal of the BAB program, municipal issuance volume is down considerably thus far in 2011 and is at its lowest year-to-date level in more than ten years. In addition, the pace of mutual fund redemptions continued to slow in the second quarter, and fund flows actually turned slightly positive in June. Investors appear to be returning to tax-exempts, as time is showing that the prediction of massive waves

of defaults on state and local issuers appears to have been exaggerated. Municipalities have been addressing fiscal challenges by cutting spending and looking for new sources of revenues. In addition, tax collections are showing signs of improvement as the economic recovery progresses.

In this environment, tax-exempts saw strong price appreciation during the second quarter, and posted their strongest quarterly return since the third quarter of 2009. In addition, tax-exempts posted their strongest second quarter return since 1992 and, with the exception of 2009, their strongest first half return since 2002. Longer duration and lower-rated bonds performed best during the second quarter, as investors reached for yield and the growing concern over the pace of the economic recovery reduced near-term inflation fears. The strong performance of longer duration and A-rated bonds during the second quarter contributed to their outperformance year to date. Amongst revenue bond sectors, the lower-rated industrial revenue sector performed best during the quarter, as tobacco settlement revenue bonds rallied following the announcement of a proposal to resolve disputed withheld payments by the participating manufacturers due to the loss of market share. The longer duration hospital sector also outperformed. Revenue bond sectors that underperformed during the quarter included the shorter duration resource recovery sector and the higher quality housing sector.

As the tax-exempt yield curve remains historically steep, we continue to believe that holdings in longer duration bonds will be rewarded. Relative yield comparisons of high grade general obligation bonds to Treasuries appear fairly valued for intermediate maturity bonds, but continue to appear attractively valued for longer maturity bonds. We also believe that credit spreads are attractive. For example, A-rated tax-exempt revenue bonds currently offer approximately 100 basis points additional yield over AAA-rated general obligation bonds. Our investment strategy remains focused on income, which is the primary source of return over longer periods of time. Diversification remains a key tenet in our strategy to help manage credit risk.

FISCAL POLICY: DEBT CEILING DEADLINES

The U.S. Treasury reported a budget deficit of $57.6 billion for May, which is a dramatic improvement from the previous year when the May deficit was $135.9 billion. However, much of this improvement can be attributed to a downward adjustment for the cost of the TARP program. The fundamental underlying causes of the fiscal problems the U.S. faces have not changed significantly. As a result, the government is still on track for a fiscal 2011 budget deficit of about $1.5 trillion. Trends in the Federal budget deficit are shown in Exhibit J.

There has been some confusion in the press over the debt ceiling, as several key dates have past without any apparent consequences. In fact, the debt ceiling was reached on May 16th, but the Treasury has employed some extraordinary measures to create additional room under the debt ceiling to allow it to continue issuing debt. The dates now being quoted in the press are the dates when the Treasury will no longer be able to create additional room using these measures. The expectation is that this will occur around August 1st or 2nd. Additionally, the Treasury will be able to continue to issue debt as existing debt matures; however, they will not be able to raise new cash.

The hope is that Washington will be able to reach a solution before the beginning of August. However, there is much

skepticism that even if a deal is reached, it will likely be back-end loaded with the more politically-sensitive measures not taking effect for many years. As a result, most of these measures may never be implemented because there will be a different administration and Congress by that time. Financial market volatility may occur as the negotiations evolve over the near term.

EQUITY INVESTMENT STRATEGY: STOCKS ATTRACTIVE, FOCUS ON QUALITY

Following a robust first quarter, the domestic stock market began the second quarter with a very solid month in April. However, most of the strong results in April were given back in May and June as markets were buffeted by weak economic reports, the debt ceiling debate, the end of the Fed's quantitative easing, and sovereign debt risk in Europe. Despite the recent loss of momentum, stock market returns were still quite healthy for the first half of 2011 as the S&P 500 Index finished up +6.0 percent and 12-month returns exceeded +30 percent.

As discussed earlier, we expect the current economic soft patch to dissipate and the economy should resume growing at a solid, albeit subpar, growth rate in the +2.5 to +3.0 percent range during the second half of 2011. However, the precise timing of this resumption of growth is difficult to forecast. As a result, we have made some incremental adjustments in portfolios to inoculate against current market uncertainties.

While we continue to maintain well-diversified portfolios that contain high quality growth companies, we have been tilting them slightly more defensively. There are three primary ways that we are accomplishing this shift. The first is by adding names to the portfolio in traditionally more defensive sectors such as healthcare. Secondly, we are making some shifts within sectors such as technology and capital goods to less economically sensitive companies. Finally, we continue to be focused on finding high quality companies across the entire portfolio and making upgrades based on our research.

The current economic and fiscal policy uncertainty, and resultant financial market volatility, are likely to persist at least through the balance of the month, if not the rest of the summer. Dampened investor psychology will likely continue to mute stock market returns over the near term. However, notwithstanding this environment, we expect the upcoming earnings reporting season to be quite positive overall. Notably, the majority of S&P 500 companies are less exposed to the weakest areas of the economy, namely consumer spending and housing, and are more exposed to business spending, exports, and commodity prices. Moreover, a large component of these companies' earnings comes from outside of the U.S.

Valuations remain quite attractive as the S&P 500 Index is currently trading at about 13.5 times forward earnings, which is below the long-term average of 15 times, as Exhibit K displays. Given our outlook for moderate inflation combined with elevated commodity prices and lingering fallout from the real estate bubble, financial assets are even more attractive compared with real assets.

Additionally, as result of the recent flight to quality in the bond market, stocks are extremely attractive as measured by the S&P 500 earnings yield compared with the 10-year U.S. Treasury

yield. The current spread is near record levels at about +4 percentage points, as shown in Exhibit L.

On a technical basis, as measured by the 6-month price momentum, the U.S. stock market is solidly in the neutral range as a result of the pullback that occurred in May and June. This holds true across all market capitalizations and is displayed in Exhibit M.

Sit Investment Associates' domestic equity holdings continue to be positioned with emphasis on the traditional growth sector of technology, along with the producer manufacturing and energy services sectors. As shown in Exhibit N, these holdings are expected to produce above-average earnings growth at reasonable valuations.

Exhibit A

■ Sit Investment Associates ■

Securities Markets

Equities	06/30/11	05/31/11	03/31/11	12/31/10	06/30/10	One Month	Three Months	Six Months	Twelve Months
Dow Jones Industrials	12414.34	12569.79	12319.73	11577.51	9774.02	-1.2%	+0.8%	+7.2%	+27.0%
S&P 500	1320.64	1345.20	1325.83	1257.64	1030.71	-1.8	-0.4	+5.0	+28.1
NASDAQ OTC Composite	2773.52	2835.30	2781.07	2652.87	2109.24	-2.2	-0.3	+4.5	+31.5
Fixed Income									
U.S. Treasury									
2-Year Notes	0.46	0.47	0.82	0.59	0.60	-1 b.p.	-36 b.p.	-13 b.p.	-14 b.p.
5-Year Notes	1.76	1.70	2.28	2.01	1.77	+6	-52	-25	-1
10-Year Notes	3.16	3.06	3.47	3.29	2.93	+10	-31	-13	+23
30-Year Bonds	4.37	4.22	4.51	4.33	3.89	+15	-14	+4	+48
AA Industrial									
Intermediate Maturity	4.01	3.81	4.27	3.94	3.83	+20	-26	+7	+18
Long Maturity	5.41	5.21	5.52	5.18	5.09	+20	-11	+23	+32
Mortgages									
Current Coupon GNMA (3.96%)	3.83	3.74	4.07	3.98	3.72	+9	-24	-15	+11
Municipals									
Bond Buyer 40-Bond Index	5.21	5.36	5.71	5.51	5.16	-15	-50	-30	+5
Short Term									
Fed Funds	0.08	0.10	0.13	0.18	0.15	-2	-5	-10	-7
Primary Discount Rate *	0.75	0.75	0.75	0.75	0.75	--	--	--	--
Prime Rate	3.25	3.25	3.25	3.25	3.25	--	--	--	--
13-week Treas. Bills-Disc.	0.03	0.06	0.09	0.12	0.18	-3	-6	-9	-15

* Primary Credit Discount Rate, effective 1/9/03.

E-06/11 033111
PF-107 TDOC

EXHIBIT B

■ SIT INVESTMENT ASSOCIATES ■

YEAR-OVER-YEAR RELATIVE PERFORMANCE OF GROWTH VERSUS VALUE STOCKS SHOWS GROWTH MAINTAINING POSITIVE MOMENTUM



Russell 1000 Growth Return (Y/Y) minus Russell 1000 Value Return (Y/Y)
Monthly through June 30, 2011
+3 Std Dev
+2 Std Dev
+1 Std Dev
-1 Std Dev
-2 Std Dev
-3 Std Dev
40%
30%
20%
10%
0%
-10%
-20%
-30%
-40%
-50%

SOURCE: FACTSET RESEARCH SYSTEMS AND SIT INVESTMENT ASSOCIATES, INC.

G:\Support\Exhibit B-06/11

EXHIBIT C

■ SIT INVESTMENT ASSOCIATES ■

MARKET PERFORMANCE – TOTAL RETURN

	December 31, 2008 to December 31, 2009			December 31, 2009 to December 31, 2010		
	S&P 500	Russell Mid Cap	Russell 2000	S&P 500	Russell Mid Cap	Russell 2000
EARNINGS GROWTH SECTORS						
Quintile 1 (Highest)	52.8	54.6	32.7	20.5	28.9	33.8
Quintile 2	40.1	39.8	34.7	10.3	26.8	27.4
Quintile 3	27.3	38.8	31.5	17.4	20.6	29.0
Quintile 4	10.2	35.4	23.7	13.0	24.1	24.0
Quintile 5 (Lowest)	21.3	33.1	12.4	13.4	24.2	21.9
BETA SECTORS						
Quintile 1 (Highest)	51.7	77.0	68.8	26.9	36.8	39.3
Quintile 2	35.9	53.6	34.0	17.8	30.6	30.9
Quintile 3	37.2	43.4	30.6	16.4	21.6	22.5
Quintile 4	25.4	35.4	17.9	8.8	23.1	23.2
Quintile 5 (Lowest)	9.8	17.2	10.9	4.3	15.4	17.3
MARKET CAP						
Quintile 1 (Highest)	6.4	25.5	6.8	6.3	20.8	20.6
Quintile 2	30.1	31.0	18.3	12.6	24.8	23.6
Quintile 3	19.5	40.3	29.7	14.9	29.0	30.2
Quintile 4	34.0	36.7	37.0	16.7	23.9	30.3
Quintile 5 (Lowest)	46.2	70.9	45.4	25.5	28.8	29.8
P/E SECTORS						
Quintile 1 (Highest)	40.5	38.5	20.5	14.5	28.7	26.7
Quintile 2	7.7	27.6	10.4	15.8	25.7	26.3
Quintile 3	19.1	30.4	20.8	15.2	23.9	26.5
Quintile 4	30.6	39.5	34.0	12.4	28.9	33.1
Quintile 5 (Lowest)	36.0	68.1	57.0	16.7	20.1	22.9
No Earnings	12.2	23.5	1.4	0.2	62.4	12.1
DIVIDEND YIELD SECTORS						
Quintile 1 (Highest)	13.6	28.1	22.5	17.2	19.8	27.2
Quintile 2	23.7	23.4	7.9	15.4	21.8	20.1
Quintile 3	16.1	34.7	6.1	15.9	26.1	21.8
Quintile 4	19.0	25.5	15.9	13.2	31.3	23.1
Quintile 5 (Lowest)	34.0	40.5	11.4	8.9	28.1	26.5
No Dividend	56.9	56.4	39.3	17.9	25.4	28.8
UNIVERSE	26.6	40.5	27.1	15.0	25.5	26.8

	December 31, 2010 to June 30, 2011			May 31, 2011 to June 30, 2011		
	S&P 500	Russell Mid Cap	Russell 2000	S&P 500	Russell Mid Cap	Russell 2000
EARNINGS GROWTH SECTORS						
Quintile 1 (Highest)	6.4	8.0	7.3	-1.7	-2.1	-2.3
Quintile 2	8.5	10.5	9.1	-1.6	-1.5	-2.1
Quintile 3	2.4	9.1	9.7	-2.0	-3.0	-1.8
Quintile 4	6.2	5.2	2.4	-1.2	-1.6	-1.9
Quintile 5 (Lowest)	7.2	8.0	2.5	-1.8	-2.2	-3.1
BETA SECTORS						
Quintile 1 (Highest)	0.6	1.2	-0.1	-2.4	-3.6	-4.0
Quintile 2	7.3	8.6	5.4	-1.8	-3.0	-2.2
Quintile 3	5.9	10.3	8.8	-1.7	-1.7	-1.4
Quintile 4	9.9	10.3	9.2	-0.6	-0.8	-2.1
Quintile 5 (Lowest)	6.9	10.2	8.1	-1.8	-1.3	-1.5
MARKET CAP						
Quintile 1 (Highest)	2.9	3.7	9.2	-1.9	-2.1	-2.4
Quintile 2	3.6	8.5	10.1	-1.7	-1.8	-1.4
Quintile 3	6.6	10.1	6.1	-1.3	-1.1	-1.8
Quintile 4	8.7	9.7	3.9	-1.7	-3.3	-2.9
Quintile 5 (Lowest)	8.7	8.5	2.0	-1.7	-2.1	-2.9
P/E SECTORS						
Quintile 1 (Highest)	5.2	8.6	8.4	-1.5	-2.0	-2.5
Quintile 2	7.1	4.9	4.2	-1.1	-2.3	-2.2
Quintile 3	6.7	9.5	6.1	-2.0	-1.7	-1.3
Quintile 4	6.4	9.2	9.1	-1.7	-1.5	-1.5
Quintile 5 (Lowest)	4.9	8.3	3.8	-2.0	-2.9	-4.0
No Earnings	--	26.2	1.3	--	-10.2	-2.9
DIVIDEND YIELD SECTORS						
Quintile 1 (Highest)	10.5	8.9	3.9	-1.4	-2.5	-2.4
Quintile 2	7.9	9.3	2.1	-0.9	-1.5	-1.5
Quintile 3	6.9	6.3	5.2	-2.2	-1.7	-1.5
Quintile 4	7.6	9.2	5.7	-0.8	-1.2	-0.5
Quintile 5 (Lowest)	0.9	7.4	7.0	-2.1	-2.1	-0.4
No Dividend	2.9	7.8	7.2	-2.6	-2.7	-3.0
UNIVERSE	6.1	8.1	6.2	-1.7	-3.1	-2.3

SOURCE: FACTSET RESEARCH SYSTEMS, JUNE 30, 2011

G:\Support\Exhibits\E-06/11

Exhibit D

■ Sit Investment Associates ■

Changes in Group Leadership
Russell 3000

Economic Sector	Russell 3000 Weighting	Year 2009 Return	Year 2009 Rank	Year 2010 Return	Year 2010 Rank	Year 2011 Return	Year 2011 Rank	June 2011 Return	June 2011 Rank
NON-ENERGY MINERALS	1.5	49.0 *	4	26.2 *	5	-4.1	18	-1.9	13
PRODUCER MANUFACTURING	8.5	25.0	11	29.6 *	4	8.1 *	9	-0.4 *	4
ELECTRONIC TECHNOLOGY	10.7	65.9 *	1	15.8	13	3.2	14	-3.5	18
CONSUMER DURABLES	1.6	50.0 *	3	30.2 *	2	1.2	16	-3.4	17
ENERGY MINERALS	**9.3**	**10.5**	**18**	**19.0 ***	**10**	**10.8 ***	**4**	**-2.7**	**15**
PROCESS INDUSTRIES	3.2	46.4 *	5	23.2 *	7	9.4 *	8	-1.1 *	8
HEALTH TECHNOLOGY	**9.0**	**17.1**	**14**	**4.2**	**18**	**12.2 ***	**3**	**-1.7 ***	**12**
CONSUMER NON-DURABLES	7.7	20.7	13	17.8 *	11	9.7 *	7	-1.7 *	11
INDUSTRIAL SERVICES	**3.0**	**45.8 ***	**6**	**30.6 ***	**1**	**10.0 ***	**5**	**0.1 ***	**1**
COMMERCIAL SERVICES	1.6	29.0 *	10	16.3	12	4.4	13	-1.9	14
TECHNOLOGY SERVICES	6.2	57.5 *	2	10.3	16	2.0	15	-1.5 *	9
HEALTH SERVICES	**2.6**	**35.9 ***	**8**	**12.4**	**15**	**20.2 ***	**1**	**-1.0 ***	**7**
CONSUMER SERVICES	**5.7**	**37.7 ***	**7**	**23.9 ***	**6**	**13.3 ***	**2**	**0.0 ***	**2**
RETAIL TRADE	5.6	33.2 *	9	20.6 *	8	6.1	11	-0.9 *	5
TRANSPORTATION	2.0	21.0	12	30.0 *	3	5.5	12	-0.9 *	6
UTILITIES	3.6	13.8	17	8.0	17	9.7 *	6	-0.1 *	3
FINANCE	15.3	14.2	15	13.4	14	-1.9	17	-3.0	16
COMMUNICATIONS	2.9	14.2	16	19.5 *	9	6.3	10	-1.6 *	10
UNIVERSE (RUSSELL 3000)	100.0	28.2		16.9		6.4		-1.8	
Groups Outperforming (cap weighted) to Total Groups		10/18		11/18		9/18		12/18	

* Group Outperformed

Source: FactSet Research Systems

G:\Support\Exhibits\E-06/11

EXHIBIT E

■ SIT INVESTMENT ASSOCIATES ■

WORLD EQUITY MARKET RANKINGS

THE UNITED STATES RANKED 12TH OUT OF 33 WORLD EQUITY MARKETS

YEAR-TO-DATE THROUGH JUNE 30, 2011

PERFORMANCE IN U.S. DOLLARS				
Country	DJ Global Indexes, US$ on 6/30/11	Change from 12/31/2010 points	Change from 12/31/2010 percent	6/30/2011 Country Rank
Australia	441.45	4.31	1.02%	22
Austria	266.08	10.57	3.44%	17
Belgium	[illegible]	[illegible]	[illegible]	11
Brazil	1605.38	55.20	3.75%	24
Canada	537.06	0.20	1.77%	24
Chile	753.33	22.70	-4.15%	25
Denmark	557.03	11.55	2.15%	18
Finland	[illegible]	[illegible]	[illegible]	33
France	254.75	25.31	10.32%	1
Germany	317.08	30.15	11.73%	3
Greece	75.13	0.88	-1.27%	30
Hong Kong	415.56	-8.55	-2.00%	26
Indonesia	334.08	34.50	11.27%	[illegible]
Ireland	211.21	21.75	11.25%	5
Italy	145.22	10.13	7.52%	9
Japan	47.47	1.5	5.47%	31
Malaysia	201.55	[illegible]	7.52%	10
Mexico	426.05	7.40	8.51%	27
Netherlands	262.43	5.05	3.33%	16
New Zealand	255.05	10.10	10.58%	8
Norway	334.85	5.08	1.51%	28
Philippines	182.55	3.25	7.15%	13
Portugal	133.65	5.75	3.37%	14
Singapore	303.74	1.27	1.74%	21
South Africa	365.73	24.11	5.77%	20
South Korea	247.00	20.11	7.97%	8
Spain	318.14	27.65	12.73%	2
Sweden	555.28	15.28	2.55%	15
Switzerland	514.25	11.77	7.22%	6
Taiwan	183.55	11.70	4.88%	24
Thailand	148.13	0.82	3.74%	29
United Kingdom	274.05	0.33	3.31%	13
United States	303.73	17.10	5.45%	12
COMPOSITE INDICES				
Latin America	665.03	47.27	-6.40%	
Western Europe	235.15	18.55	8.30%	
Asia/Pacific	155.91	0.82	4.34%	
World (ex U.S.)	274.14	5.2	2.46%	

SOURCE: FACTSET RESEARCH SYSTEMS, JUNE 30, 2011

G:\Support\Exhibits\E-06/11

Exhibit F

■ Sit Investment Associates ■

Year-Over-Year Changes in Real GDP Components[1]

	3Q08 Rev.	4Q08 Rev.	1Q09 Rev.	2Q09 Rev.	3Q09 Rev.	4Q09 Rev.	1Q10 Rev.	2Q10 Final	3Q10 Final	4Q10 Final	1Q11 Adv.	1Q11 Prelim	1Q11 Final
Personal Consumption Expend.	-0.7%	-1.9%	-1.8%	-2.2%	-0.9%	0.2%	0.8%	1.7%	1.8%	2.6%	2.8%	2.7%	2.7%
Non-Residential Fixed Invest.	-0.8	-8.3	-18.1	-19.3	-17.8	-12.7	-0.8	5.2	8.2	10.6	9.0	9.5	9.1
Residential Investment	-23.7	-24.6	-26.9	-28.1	-21.4	-13.4	-6.3	4.8	-5.6	-4.6	-2.5	-2.3	-1.9
Inventory Change [2]	--	--	--	--	--	++	++	++	++	++	-	+	++
Net Exports[3]	22.8	14.8	26.6	30.7	24.1	30.9	13.1	-31.2	-29.2	-20.5	-18.1	-17.8	-16.0
Exports	6.1	-2.9	-11.7	-14.7	-11.0	-0.1	11.4	14.1	12.7	9.0	7.3	8.4	8.0
Imports	-2.4	-6.0	-15.3	-18.3	-14.1	-7.2	6.2	17.4	16.1	11.0	9.2	10.0	9.4
Government Spending	3.0	3.1	1.7	2.4	1.5	0.8	1.1	0.6	1.2	1.1	0.2	0.2	0.0
Total Real GDP	-0.3%	-2.8%	-3.8%	-4.1%	-2.7%	0.2%	2.4%	3.0%	3.2%	2.8%	2.3%	2.3%	2.3%
Memo													
Total GDP Less Housing and Autos	1.3	-1.2	-2.5	-3.0	-2.2	0.5	2.7	2.9	3.7	2.7	2.0	2.1	2.1
Pers. Cons. Exp. Plus Res. Inv.	-2.0	-3.1	-3.1	-3.5	-1.8	-0.4	0.5	1.9	1.6	2.4	2.6	2.5	2.5
After-tax Corporate Profits	-12.0	-50.9	-22.9	-13.4	-1.4	91.6	50.8	38.7	27.2	11.4	N/A	4.8	7.8

Notes:

(1) Figures use chain-weighted GDP methodology.

(2) Percentage changes are not always meaningful; + or – denotes direction of change

(3) A decrease in the trade deficit has a positive impact on economic growth.

Source: Bureau of Economic Analysis, U.S. Department of Commerce, June 24, 2011

G:\Support\Exhibits\F-06/11

Exhibit G

■ Sit Investment Associates ■

Broad-Based "Core" Inflation Measures Remain Controlled


Consumer Price Inflation
All Items
Core Rate


Producer Price Inflation
All Items
Core Rate

Source: Bureau of Labor Statistics and Bloomberg, June 15, 2011

G:\Support\Exhibits\E-06/11

EXHIBIT H

■ SIT INVESTMENT ASSOCIATES ■

ECONOMIC ASSUMPTIONS

	2009				2010				2011E			
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
QUARTERLY DATA (% CHANGE)												
Real GDP (New) (Qtr. to Qtr. Ann.)	-4.9	-0.7	1.6	5.0	3.7	1.7	2.6	3.1	1.9	1.5	3.0	2.5
S&P 500 Reported Profits (Year-over-Year)	-51.6	5.1	51.7	165.3	132.4	45.7	32.2	36.2	22.8	22.9.	28.0	14.1
Consumer Price Index (Year-over-Year)	0.0	-1.1	-1.6	1.5	2.4	1.8	1.2	1.3	2.1	3.5	4.2	4.5
LEVELS (QUARTERLY AVERAGE)												
Unemployment Rate	8.2	9.3	9.6	10.0	9.7	9.7	9.6	9.6	8.9	9.1	9.3	9.2
Prime Rate	3.3	3.3	3.3	3.3	3.3	3.3	3.3	3.3	3.3	3.3	3.3	3.3
13-week Treasury Bills-Disc.	0.2	0.2	0.2	0.1	0.1	0.1	0.2	0.1	0.1	0.0	0.5	1.0
10-year Treasury Bonds-Yield	2.7	3.3	3.5	3.5	3.7	3.5	2.8	2.9	3.4	3.2	3.4	3.8

SOURCE: SIT INVESTMENT ASSOCIATES, INC., JULY 6, 2011

EXHIBIT I

■ SIT INVESTMENT ASSOCIATES ■

EXPECTED RANGE OF FUTURE FIXED INCOME RETURNS

FROM JUNE 30, 2011

Risk Level/ Representative Issue	Interest Rate Forecast	TIME HORIZON					
		6 Months		1 Year		3 Yrs (Ann. Return)	
		Terminal Yield	Total Return	Terminal Yield	Total Return	Terminal Yield	Total Return
LOW RISK							
2 yr. Constant Mat. Tsy.	Pessimistic	3.00%	-4.7%	3.50%	-5.4%	5.00%	-2.4%
Present YTM 0.46%	Most Likely	1.50	-1.8	2.25	-3.0	4.50	-1.8
	Optimistic	0.75	-0.3	1.75	-2.1	3.00	-1.2
INTERMEDIATE RISK							
5yr. Constant Mat. Tsy.	Pessimistic	3.75	-8.1	4.75	-11.4	5.50	-3.7
Present YTM 1.76%	Most Likely	2.75	-3.7	3.50	-6.2	4.50	-2.3
	Optimistic	1.75	0.9	2.75	-2.8	3.50	-0.8
MEDIUM RISK							
10yr. Constant Mat. Tsy.	Pessimistic	4.75	-11.0	5.25	-12.9	6.00	-3.9
Present YTM 3.16%	Most Likely	4.00	-5.3	4.50	-7.5	5.25	-2.1
	Optimistic	2.75	5.1	3.75	-1.7	4.00	1.0
HIGH RISK							
30yr. Constant Mat. Tsy.	Pessimistic	5.75	-17.4	6.00	-18.1	6.50	-4.9
Present YTM 4.37%	Most Likely	5.25	-11.0	5.50	-12.1	5.50	-0.9
	Optimistic	4.00	8.6	4.75	-1.6	4.50	3.8

SOURCE: SIT INVESTMENT ASSOCIATES, INC.

G:\Support\Exhibits\E-06/11

Exhibit J

■ Sit Investment Associates ■

2011 Federal Budget Deficit Trends Compared to 2010

	Receipts			Outlays			Surplus/Deficit		
	FY2010	FY2011	Difference	FY2010	FY2011	Difference	FY2010	FY2011	Difference
October	$135.3	$146.0	$10.7	$311.7	$286.4	($25.3)	($176.4)	($140.4)	$35.9
November	$133.6	$149.0	$15.4	$253.9	$299.4	$45.5	($120.3)	($150.4)	($30.1)
December	$218.9	$236.9	$18.0	$310.3	$315.0	$4.7	($91.4)	($78.1)	$13.3
January	$205.2	$226.6	$21.3	$247.9	$276.3	$28.5	($42.6)	($49.8)	($7.2)
February	$107.5	$110.7	$3.1	$328.4	$333.2	$4.7	($220.9)	($222.5)	($1.6)
March	$153.4	$150.9	($2.5)	$218.7	$339.0	$120.3	($65.4)	($188.2)	($122.8)
April	$245.3	$289.5	$44.3	$328.0	$329.9	$2.0	($82.7)	($40.4)	$42.3
May	$146.8	$174.9	$28.1	$282.7	$232.6	($50.2)	($135.9)	($57.6)	$78.3
June	$251.0			$319.5			($68.4)		
July	$155.5			$320.6			($165.0)		
August	$164.0			$254.5			($90.5)		
September	$245.2			$279.8			($34.6)		
FY To Date (8 Months)	$1,345.9	$1,484.4	$138.4	$2,281.6	$2,411.8	$130.2	($935.6)	($927.4)	$8.2

Source: Treasury Bulletin and ISI Group, June 10, 2011

G:\Support\Exhibits\E-06/11

Exhibit K

■ Sit Investment Associates ■

Inflation and S & P 500 Multiples



Data through June 30, 2011
29X
27X
25X
23X
21X
19X
17X
15X
13X
11X
9X
7X
5X
P/E Ratio
15%
13%
11%
9%
7%
5%
3%
1%
-1%
-3%
P/E
Standard Deviation
Average P/E
Current Valuation
Consumer Price
Standard Deviation
62
64
66
68
70
72
74
76
78
80
82
84
86
88
90
92
94
96
98
00
02
04
06
08
10
Note: Operating EPS used to calculate P/E after 12/84, last month CPI is estimated. The current valuation based on 2011 est. operating EPS of $97.82

Source: Standard & Poor's, Bureau of Labor Statistics, Sanford Bernstein, and Sit Investment Associates, Inc.

G:\Support\Exhibits\E-06/11

EXHIBIT L

■ SIT INVESTMENT ASSOCIATES ■

S&P 500 INDEX EARNINGS YIELD VS. 10-YEAR TREASURY NOTE YIELD



DATA THROUGH JUNE 30, 2011
16%
14%
12%
10%
8%
6%
4%
2%
S&P Earnings Yield →
← 10 Year Treas. Yield
S&P 500 Index - Earnings Yield
10 Yr. Treasury Yield
62 64 66 68 70 72 74 76 78 80 82 84 86 88 90 92 94 96 98 00 02 04 06 08 10
Note: Operating EPS used to calculate P/E after 12/84

SOURCE: STANDARD & POOR'S, SANFORD BERNSTEIN AND SIT INVESTMENT ASSOCIATES, INC.

G:\Support\Exhibits\E-06/11

Exhibit M

■ Sit Investment Associates ■

Large, Medium, and Small Cap 6-Month Price Momentum

Data through June 30, 2011

S&P 500 6-Month Price Momentum
April: 15.2% May: 13.9% June: 5.0%



40
30
20
10
0
-10
-20
-30
-40
-50
% Change

Russell Midcap 6-Month Price Momentum
April: 19.8% May: 17.2% June: 7.3%



50
40
30
20
10
0
-10
-20
-30
-40
-50
% Change

Russell 2000 6-Month Price Momentum
April: 23.0% May: 16.7% June: 5.6%



50
40
30
20
10
0
-10
-20
-30
-40
-50
% Change

NASDAQ OTC 6-Month Price Momentum
April: 14.6% May: 13.5% June: 4.5%



80
60
40
20
0
-20
-40
-60
% Change

Source: FactSet Research Systems and Sit Investment Associates, Inc.

G:\Support\Exhibits\E-06/11

Exhibit N

■ Sit Investment Associates ■

Equity Characteristics

June 30, 2011

	Sit Large Cap Growth	Sit Mid Cap Growth	Sit Small Cap Growth	Sit Dividend Growth	Russell 1000 Growth	S&P 500
Earnings Outlook - Strong Growth [1]						
2011 Projected Gain	+22.2%	+29.9%	+35.2%	+15.8%	+26.6%	+19.3%
2012 Projected Gain	+14.8%	+18.2%	+24.0%	+13.3%	+17.6%	+15.2%
5-Year Projected Growth	+12.8%	+15.1%	+18.1%	+9.9%	+13.2%	+10.6%
Dividend Yield						
Total Fund	+1.7%	+0.7%	+0.5%	+2.7%	+1.4%	+2.0%
Implied Return						
5-Year Growth & Yield - Equity Only (Assumes no Change in P/E Ratio)	+14.2%	+15.8%	+18.4%	+12.4%	+14.6%	+12.4%
Wtd Avg Price/Earnings Ratio [1]						
2011 Calendar P/E	17.8x	22.7x	25.3x	13.9x	19.2x	15.8x
2012 Calendar P/E	15.1x	18.7x	20.2x	12.2x	19.2x	13.4x
Median Price/Earnings Ratio [1]						
2011 Calendar P/E	15.7x	17.9x	19.8x	13.8x	17.3x	15.2x
2012 Calendar P/E	13.5x	15.2x	16.2x	12.2x	14.6x	13.2x
Average P/E to 5-Year Earnings Growth Ratio						
2011 Calendar PEG	1.5x	1.6x	1.4x	1.7x	1.6x	1.8x
2012 Calendar PEG	1.3x	1.3x	1.2x	1.5x	1.4x	1.6x
Wtd Avg Mkt Cap ($ Million)	$75,987	$11,902	$4,268	$70,246	$84,111	$90,080

Footnotes:

(1) Excludes stocks with P/E over 200x and earnings growth rates greater than 300%

(2) Excludes stocks with P/E over 200x

Source: FactSet Research Systems, Russell Investments and Sit Investment Associates, Inc.

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